UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 December 2013
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Maeve Carton 57,730
AC Employee Benefit Trustees
Limited ACCT CRG 2,370

7	State the nature of the transaction (i) Purchase of Shares (ii) Lapse of option over 1,752 shares granted in 2008 under Savings-related Share Option Scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 2,000
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not Applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €17.50 (ii) €18.3946
11	Date and place of transaction 18th December 2013; Dublin	12	Date issuer informed of transaction 18th December 2013
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 19th December 2013
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000272%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 60,100; 0.008196%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:

21	Date of grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 19th December 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Mark Towe
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Mark Towe
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder -
7	State the nature of the transaction Exercise of Share Option	8	Number of shares, derivatives or other financial instruments linked to them acquired 5,381
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not Applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €15.0854
11	Date and place of transaction 18th December 2013, Dublin	12	Date issuer informed of transaction 18th December 2013
13	Any additional information In prior notifications, the total holding referred to in box 20 below included a small holding of ADRs related to a 401(k) (pension) plan. As these ADRs constitute an asset of the pension plan, and not part of Mr. Towe's interests in CRH shares, this ADR holding has not been included in this notification.	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 19th December 2013
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000733%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 77,117, 0.010516%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:

21	Date of Grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification ____________________ Neil Colgan Date of notification 19th December 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

CRH public limited company
(Registrant)

Date: 19 December 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director